Exhibit 12.1

Voya Financial, Inc.
Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,	Years Ended December 31,
	2014	2013	2012	2011	2010	2009
($ in millions)
Income (loss) before income taxes	$1,276.1	$758.1	$606.0	$277.8	$37.8	$(1,108.6)
Less: Undistributed income (loss) from investees	9.8	23.7	9.0	(16.4)	9.7	(73.0)
Less: Net income (loss) attributed to non-controlling interest that have not incurred fixed charges	161.4	64.1	95.9	143.9	67.1	(172.9)
Adjusted earnings before fixed charges(1)	1,104.9	670.3	501.1	150.3	(39.0)	(862.7)
Add: Fixed charges
Interest and debt issue costs (2)(3)	294.6	365.4	260.1	207.7	274.0	385.5
Estimated interest component of rent expense	7.4	11.9	9.3	10.6	11.3	13.8
Total fixed charges excluding interest credited policyholder account balances	302.0	377.3	269.4	218.3	285.3	399.3
Interest credited to policyholder account balances	1,485.3	2,088.4	2,248.1	2,455.5	2,560.6	2,748.7
Total fixed charges	$1,787.3	$2,465.7	$2,517.5	$2,673.8	$2,845.9	$3,148.0
Total earnings and fixed charges	$2,892.2	$3,136.0	$3,018.6	$2,824.1	$2,806.9	$2,285.3
Ratio of earnings to fixed charges(1)	1.62	1.27	1.20	1.06	NM	NM
Total earnings and fixed charges excluding interested credited to policyholder account balances	$1,406.9	$1,047.6	$770.5	$368.6	$246.3	$(463.4)
Ratio of earnings to fixed charges excluding interest credited to policyholder account balances(1)	4.66	2.78	2.86	1.69	NM	NM

(1)
Earnings were insufficient to cover fixed charges at a 1:1 ratio by $39.0 million and $862.7 million for the years ended December 31, 2010 and 2009, respectively. These ratios are presented as "NM" or not meaningful.

(2) Interest and debt issue costs include interest costs related to variable interest entities of $152.3 million for the nine months ended September 30, 2014 and $180.6 million, $106.4 million, $68.4 million, and $49.8 million for the years ended December 31, 2013, 2012, 2011, and 2010, respectively. For the year ended December 31, 2009, the Company had no interest costs related to variable interest entities. Excluding these costs as well as the earnings of the variable interest entities would result in a ratio of earnings to fixed charges of 1.59 for the nine months ended September 30, 2014 and 1.24, 1.19, 1.04, and 1.01 for the years ended December 31, 2013, 2012, 2011, and 2010, respectively. Excluding these costs as well as the earnings of the variable interest entities would result in a ratio of earnings to fixed charges excluding interest credited to policyholder account balances of 7.48 for the nine months ended September 30, 2014 and 3.77, 3.81, 1.69, and 1.16 for the years ended December 31, 2013, 2012, 2011, and 2010, respectively.

(3)	Interest and debt issue costs excludes a $108.3 million loss related to the extinguishment of debt in 2010.